Exhibit 99.1

NEWS RELEASE

OLYMPUS HANDS OVER CLEAN WATER PROJECT

Toronto, January 30, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF and Frankfurt: OP6) (the "Company" or Olympus") a Canadian investor in Bong Mieu Gold Mining Co. takes its corporate social responsibilities within the local communities where it operates very seriously. The Company and the East Meets West Foundation are proud of the recently completed clean water project for the people in Tam Lanh Commune, Phu Ninh District, Quang Nam Province. An official ceremony to hand over the project to the community was held on January 20, 2009 at the Peoples' Committee Hall in Tam Lanh.

The modern water system will provide clean water to people in 3 hamlets, – Bong Mieu, An Binh and An Lau of Tam Lanh commune. Olympus, its friends, (including the Rotary Club of Dural, Australia) and investors provided funding for the project while the East Meets West Foundation contributed the project design, construction expertise and operational management training for the community. This is a system they have successfully introduced into many areas in Quang Nam Province and other parts of central Vietnam.

The water system has the capacity to serve 400 households of Tam Lanh Commune and presently 253 homes will have access to clean safe water for daily use. Olympus is pleased to have been a major contributor in the Clean Water Project that will benefit the peoples who live in close proximity to the Company's Bong Mieu Mine. Our dedication to provide programs to the local community that will offer sustainable healthy lifestyles remains one of our top priorities.

Olympus would like to extend special thanks to Tam Lanh Peoples' Committee for their cooperation and support in this worthwhile and necessary Clean Water Project.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

David A. Seton, Chairman and Chief Executive Officer
James W. Hamilton, Vice President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.